     Writer’s Direct Dial (561) 237-1536
January 11, 2011
Vanessa Robertson, Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Liberator Medical Holdings, Inc. (the “Company”) Item 4.02, Form 8-K Filed December 10, 2010 File No. 000-05663
Dear Ms. Robertson:
     Reference is made to your letter dated December 14, 2010, and my letter to you dated December 27, 2010.
     1. SEC Comment: We note your disclosure that you intend to file amended Form 10-Qs for the interim periods ended December 31, 2009, March 31, 2010, and June 30, 2010, as soon as practicable. Please provide us with additional information so that we can understand the timing of when you anticipate filing the amended reports.
          Company Response: The Company currently has filed a request for a waiver of accountant’s consent with the Office of Chief Accountant, Division of Corporation Finance, with respect to the Company’s Report on Form 10-K for the fiscal year ended September 30, 2010. The Staff has advised me that the Staff may require the amended 10-Qs to be reviewed by the Company’s current auditor, notwithstanding that they have already been reviewed by the Company’s prior auditor. Until the Staff advises us of its determination, we cannot file the amended Reports on Form 10-Q, although they are otherwise complete.

Vanessa Robertson, Staff Accountant
Division of Corporation Finance
January 11, 2011

     2. SEC Comment: Please tell us whether you have reconsidered, in accordance with Item 307 of Regulation S-K, the adequacy of your previous assertions in your December 31, 2009, March 31, 2010, and June 30, 2010, Form 10-Qs regarding your disclosure controls and procedures.
          Company Response: The Company has reconsidered, in accordance with Item 307 of Regulation S-K, the adequacy of its previous assertions in its December 31, 2009, March 31, 2010, and June 30, 2010, Form 10-Qs regarding its disclosure controls and procedures. When the amended Form 10-Qs are filed, they will report the Company’s conclusion that its internal control or financial reporting was not effective at September 30, 2010, due to material weaknesses which the amended Reports will identify.
     Under separate cover, we have provided a written statement from the Company in accordance with the second to last paragraph of your December 14, 2010, letter.

Very truly yours,
/s/ Jonathan L. Shepard
Jonathan L. Shepard
Attorney for Liberator Medical Holdings, Inc.

JLS/bjp

LIBERATOR MEDICAL HOLDINGS, INC.
2979 SE Gran Park Way
Stuart, FL 34997
January 11, 2011
Vanessa Robertson, Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Liberator Medical Holdings, Inc. (“Liberator”) Item 4.02, Form 8-K Filed December 10, 2010 File No. 000-05663
Dear Ms. Robertson:
     This letter is provided in response to the second to last paragraph of the Staff’s comment letter dated December 14, 2010, to Liberator Medical Holdings, Inc. (the “Company”).
     This is to acknowledge and confirm that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, LIBERATOR MEDICAL HOLDINGS, INC.
/s/ Mark A. Libratore
By: Mark A. Libratore, President